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December 21, 2005



Ms. April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

   Re:   Land O'Lakes, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2004
         Filed March 30, 2005
         File No. 333-84486

Dear Ms. Sifford:

On behalf of Land O'Lakes, Inc. (the "Company"), I am writing in response to the comments made by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated November 30, 2005 (the "Comment Letter") with respect to the Company's annual report on Form 10-K for the year ended December 31, 2004 (File No. 333-84486) ("Form 10-K"). Thank you again for allowing us additional time to respond.

For the convenience of the Staff's review, we have set forth the comments contained in the Staff's Comment Letter above each of the Company's corresponding responses.

STAFF COMMENT:

1. We note that you purchase all of the milk produced by your members for a fixed period of time, generally one year or less. Please tell us how you considered FIN 46 in determining whether to consolidate these members.

MANAGEMENT RESPONSE:

As a cooperative, the Company purchases approximately 96% of its raw milk requirements from its members, who are principally individual, independent farmers. These farmers, who conduct business as sole proprietors, partnerships or corporations, supply milk to the Company under short-term, renewable contracts, generally for one year. The short-term nature of the contracts enables farmers to change the parties with whom they contract to sell their milk each year. Accordingly, the Company experiences changes in the sources of its milk supply each year based, in part, on farmers shifting the sale of their milk production among competitors in the industry.


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The Company believes that FIN 46 does not specifically apply to its members because: 1) farmers that are organized as sole proprietors are not considered entities under paragraph 3 of FIN46R, 2) given the short-term nature of the Company's purchase obligation with respect to any particular farmer, the Company's relationship with these farmers does not have the characteristics of a controlling financial interest, and 3) the Company has no direct or indirect financial ownership interest in these independent farmers. In addition, many of these farmers have other farm operations that do not involve the Company's dairy business.

STAFF COMMENT:

2. Please tell us why you have presumed for accounting purposes that you will acquire the remaining 42.5% of MoArk, and thus recorded the presumed $42.2 million payment as a long-term liability. In your response, please cite the specific accounting literature that you applied in accounting for your investment in MoArk.

MANAGEMENT RESPONSE:

As discussed in Note 2 of Notes to Consolidated Financial Statements on page 78 of the Form 10-K, effective July 1, 2003, the Company began to consolidate the accounts of MoArk into its financial statements. A provision of the joint venture agreement between the Company and the minority interest holder in MoArk allows the Company to buy the minority interest at a minimum price of $42.2 million in 2007, subject to additional purchase price based on a set formula. In addition, the minority interest holder has a put option that allows the minority interest holder to sell its interest to the Company under the same terms and timing. In accordance with paragraph 4 of EITF 00-04, this provision should be viewed on a combined basis with the minority interest and accounted for as a financing of the Company's purchase of the minority interest. Paragraphs 4 and 16 of EITF 00-04 require initial measurement of this obligation at the present value of the minimum contracted purchase price, and accreted to the future purchase price amount through charges to interest expense. The Company recorded a $31.6 million present value liability related to this obligation on July 1, 2003 which is being accreted to the Company's future $42.2 million obligation to purchase the remaining 42.5% ownership interest of MoArk in 2007 at a rate of 7%.

STAFF COMMENT:

3. We note on page 116 that MoArk obtained waivers for any non-compliance with restrictions and covenants to its notes payable and revolving line of credit agreements. Please expand your analysis of liquidity and capital resources to include a description of the breach, the steps that the company intends to take to cure or address the breach, and the impact or reasonably likely impact of the breach on your financial condition or operating performance. Refer to FRC 501.13.c. for further guidance.

MANAGEMENT RESPONSE:

For its fiscal year ended December 25, 2004, MoArk LLC incurred a technical violation of the capital expenditure covenant in its loan agreement with Farm Credit Services of Western Missouri. The covenant limits annual capital expenditures to $5,000,000. The actual amount of capital expenditures made by MoArk during this period was $5,581,867. The covenant calculation for the fourth quarter of 2004 identified the violation, at which point a waiver was requested. The waiver was granted by Farm Credit Services on February 11, 2005. The balance of the outstanding MoArk term loan with Farm


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Credit Services to which covenant violation related was $25.8 million at
December 25, 2004. At year-end 2004, the Company had cash and cash equivalents of $73.1 million, and consolidated long-term debt (including current portion) of $943.9 million. The covenant violation had no impact on the financial condition, liquidity or operating performance of the Company, and at no time did management believe that it had or was likely to have a material impact on the Company's liquidity or capital resources. In the event of any material debt covenant violations in the future, the Company will include the disclosures suggested in the guidance in FRC 501.13.c.

STAFF COMMENT:

4. Please tell us how you considered SFAS 150 in accounting for your member equities.

MANAGEMENT RESPONSE:

At the time of adoption of SFAS 150, the Company reviewed the terms of its member equities and concluded that its member equities did not meet any of the criteria specified in SFAS 150 paragraphs 9 - 15 that would require classification of these financial instruments as liabilities. The Company's member equities are not mandatorily redeemable nor does the Company have a legal or constructive obligation to redeem them. Member equities are subject to redemption solely at the discretion of the Company's Board of Directors, and the Company retains the unconditional right to refuse redemption of the members' shares.

STAFF COMMENT:

5. Please provide us with your analysis of the significance of your investment in CF Industries, Inc. under Rule 3-09 of Regulation S-X.

MANAGEMENT RESPONSE:

Rule 3-09 of Regulation S-X applies to either: 1) majority-owned subsidiaries that are not consolidated by the registrant or by a subsidiary of the registrant or 2) investments that are accounted for by the equity method. CF Industries, Inc. is a cooperative and, in accordance with paragraph 11.13 of the AICPA Audit and Accounting Guide "Audits of Agricultural Producers and Agricultural Cooperatives," investments made by cooperatives in other cooperatives should be accounted for at cost. The Company accounts for its investment in CF Industries, Inc. at cost and discloses this policy in Note 1 of the Notes to Consolidated Financial Statements on page 76 of the Form 10-K. Accordingly, because the Company's investment in CF Industries, Inc. is accounted for under the cost method, Rule 3-09 of Regulation S-X does not apply. As a further note, the Company sold its entire investment in CF Industries, Inc. during the third quarter ended September 30, 2005.

STAFF COMMENT:

6. Please disclose the description, balance at the beginning of period, amounts charged to costs and expenses, amounts charged to other accounts, deductions, and balance at the end of the period for all of your valuation and qualifying accounts and reserves. Refer to Rules 5-04 and 12-09 of Regulation S-X for additional guidance.


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MANAGEMENT RESPONSE:

Rule 5-04(b) of Regulation S-X allows information required by any schedules to be shown in the related financial statements or in a note thereto in lieu of a schedule. The Company has provided the relevant information required in Rules 5-04 and 12-09 of Regulation S-X in Note 25 of the Notes to Consolidated Financial Statements on page 93 related to its allowance for doubtful accounts. The Company has no other valuation and qualifying accounts and reserves as defined in Rule 12-09 (1) of Regulation S-X.

STAFF COMMENT:

7. Please tell us why you have presented "Proceeds from patronage revolvement received" as an adjustment to reconcile net earnings to net cash provided by operating activities on your consolidated statements of cash flows. In your response, please describe what you mean by patronage "revolvement."

MANAGEMENT RESPONSE:

The Company is a member of other cooperatives. These cooperatives return a portion of their earnings to members in the form of patronage, which is generally based on the volume of business transacted with the cooperative by the member. This "patronage income" is reported as earned by the Company and is reflected in net earnings. A portion of such patronage income is sometimes distributed in the form of capital stock and other equities. This portion of patronage is included in net earnings, but represents "non-cash patronage income" and accordingly, is reflected as a negative component of "adjustments to reconcile net earnings to net cash provided by operating activities" in order to reflect in operating cash flow only the portion of current year patronage income received in cash. When these capital stock and other equities are redeemed by the issuing cooperative, and cash is paid to the Company in later periods, it is referred to as "patronage revolvement received." The cash received upon later redemption of the capital stock and other equities issued in lieu of cash patronage is reflected as an adjustment to reconcile net earnings to net cash provided by operating activities (within the caption "proceeds from patronage revolvement received") in order to reflect in operating cash flow the portion of prior period patronage income received in cash upon redemption of the capital stock and other equities received originally.

STAFF COMMENT:

8. We note that you provide services within your Seed segment (refer to page eight) and that you receive a sales-based royalty from Dean Foods (refer to page 14). Please expand your revenue recognition policy footnote to describe the following, to the extent material:

         o        how you account for royalty revenue;

         o        how you account for service revenue; and

         o        how you allocate revenue among elements.


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MANAGEMENT RESPONSE:

   o Royalty revenue in the Dairy Foods segment accounts for less than $5 million in annual net sales, or less than 0.1% of the Company's total net sales. Royalty revenue from Dean Foods (which accounts for substantially all royalties recorded in the Dairy Foods segment) is included in net sales in the consolidated statements of operations and is recognized based on volumes sold under the applicable license agreements. Given the relative insignificance of royalty revenue to total Company revenue, the Company does not believe that a further description of its accounting policies surrounding the recognition of such revenue is necessary pursuant to paragraph 12 of APB 22, Disclosure of Accounting Policies.

   o On page 8, the Company discloses that it provides farmers with access to agronomists. In 2004, the expense related to the activities of these agronomists was approximately $2 million. These agronomists provide crop production consultation to farmers who may or may not be customers of the Company. The Seed segment derives its revenue from the sale of seed product and does not, through contracts or other means, have an obligation to provide access to the services of the agronomists as a condition of product purchases by farmers. Accordingly, the Company views the work performed by these individuals as a marketing, rather than a revenue-generating, activity.

   o It is not in the nature of the Company's businesses to enter into sales transactions that include multiple deliverables as contemplated by EITF 00-21. The Company's primary revenue-generating activities are product sales. Revenue related to such transactions is recognized when title and risk of loss pass to the customer, which is also the point in time at which all of the Company's obligations to the customer related to the sale transaction are fulfilled. Therefore, the revenue allocation guidance in EITF 00-21 does not apply to the Company's single-element sales transactions.

STAFF COMMENT:

9. We note, on page 75, that you have recorded changes in the fair value of securities to accumulated other comprehensive income. We further note the following in your derivative commodity instruments policy on page 76, which appears to be inconsistent with your recording of changes in fair value of securities to accumulated other comprehensive income:

         o Changes in the fair values of futures contracts are recognized in earnings; and

         o Changes in the fair values of interest rate swaps designated and effective as fair value hedges are recorded in net earnings and are offset by corresponding changes in the fair value of the hedged debt.

         Please clarify how you account for your derivative financial instruments, provide the disclosures required by paragraphs 44 to 47 of SFAS 133, and describe the financial statement line items where derivative activities are recorded, to the extent applicable and material.


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MANAGEMENT RESPONSE:

The Company reports changes in fair value of marketable securities and derivative financial instruments as follows:

     o The change in the fair value of securities reported as accumulated other comprehensive income (loss) in the Consolidated Statements of Equities on page 75 of the Company's Form 10-K represents the unrealized gains (losses) on available-for-sale securities held by the Company in a rabbi trust. The rabbi trust is included in the consolidated financial statements and holds investments that support the Company's deferred compensation program and Supplemental Executive Retirement Plan. As of December 31, 2004, the balance in the trust was $5.5 million and was included in other assets in the consolidated balance sheet. These securities are accounted for under SFAS 115 and are not hedged with derivative financial instruments. Paragraph 13 of SFAS 115 and paragraph 5 of SFAS 130 require that unrealized gains and losses for available-for-sale securities be reported in other comprehensive income (loss).

     o The Company uses futures and options contracts offered through regulated commodity exchanges to reduce the risk associated with commodity price changes on the market value of inventories and fixed or partially fixed purchase and sale contracts. The Company also uses forward sales contracts to hedge commodity positions where futures and option contracts are not offered for certain commodities on regulated commodity exchanges. On page 76 of the Company's Form 10-K, the Company discloses that it has not designated hedge accounting for these instruments; accordingly, mark-to-market adjustments on open contracts are recorded in net earnings as required by SFAS 133 paragraph 18a. The Company primarily records these gains or losses from the mark-to-market adjustments through cost of sales as further described in footnote (1) to Note 22 of the Notes to Consolidated Financial Statements on page 92.

     o The Company uses interest rate swap instruments to balance its mix of fixed and floating interest rate debt. These swaps are designated as fair value hedge instruments in accordance with SFAS 133 paragraph 20 and accounted for as required in paragraph 22. Paragraph 22 of SFAS 133 requires that: 1) gains and losses on fair value hedges to be recognized currently in earnings, and 2) the gain or loss (that is, the change in fair value) of the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognized currently in earnings. For the year ended December 31, 2004, changes in the fair value of these interest rate swap derivatives were recorded as an adjustment to interest expense, and were offset by the fair value adjustment to the underlying debt. The fair value of the interest rate swap derivatives was included in other assets at December 31, 2004, and the fair value adjustment on the hedged debt was included in short- or long-term debt as appropriate.

The Company's derivative instruments, including its derivative commodity instruments and interest rate swap instruments, are disclosed in the Company's financial statements as required in paragraph 44 of SFAS 133. Paragraph 44 states that disclosures for derivative instruments must include a description of the Company's objectives for holding or issuing the instruments (including the purpose of the derivative activity), the context needed to understand the objectives, and its strategies for achieving those objectives. Disclosures must also describe the risk management policy of the entity, including a description of the items for which risks are hedged. The Company's disclosures with respect to these matters are outlined below.


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     o    The Company's purpose in entering into derivative commodity instruments is to reduce its exposure to changes in commodity prices. The Company has included disclosure of this objective in Note 1 of Notes to the Consolidated Financial Statements on page 76 of Form 10-K. This disclosure identifies the purpose of the derivative commodity instruments as being to "reduce the exposure to changes in commodity prices." Additional required disclosures related to the Company's derivative commodity instruments are set forth in Item 7 on page 43 and in Item 7A on page 54 of the Form 10-K. The disclosure on page 43 states "we use derivative commodity instruments, primarily futures contracts, in our operations to lock in our ingredient input prices, primarily for our product inputs such as milk, butter and soybean oil in dairy foods, soybean meal and corn in animal feed, and soybeans in crop seed. The degree of our hedging position varies from less than one percent for butter to nearly 100% for soybean oil. In addition, purchase agreements with various vendors are used to varying degrees to lock in input prices. This decreases our exposure to changes in commodity prices. We do not use derivative commodity instruments for speculative purposes." The disclosure on page 54 states "As part of our trading activity, we utilize futures and option contracts offered through regulated commodity exchanges to reduce risk on the market value of our inventories and our fixed or partially fixed purchase and sale contracts. We do not utilize hedging instruments for speculative purposes." Page 54 also discloses the Company's risk management policy in the form of "formal position limits" to which management adheres to in its commodity hedging activities. The Company will expand its disclosure in Note 1 of Notes to Consolidated Financial Statements related to derivative commodity instruments in future Form 10-K filings to include information consistent with that disclosed on pages 43 and 54, including a description of commodities hedged and the risk management policy established to limit the use of hedging derivatives.

     o The Company has included a disclosure in Note 1 of Notes to Consolidated Financial Statements on page 76 of the Form 10-K that identifies the purpose of the interest rate swap derivatives as being to "help manage its exposure to interest rate fluctuations..." Note 1 also describes the objective of these swaps as "the objective of the swaps is to convert fixed rate debt to floating in order to achieve historical interest rate exposure levels." Note 10 on page 82 includes a description of the items being hedged: "these swaps mirror the terms of the 8.75% senior unsecured notes and effectively convert $150 million of such notes from a fixed 8.75% rate to an effective rate of LIBOR plus 385 basis points" and also identifies the risk management efforts to "return to historical exposure levels for floating interest rate debt." Additionally, the disclosures identified on pages 76 and 82 for the interest rate swaps are also set forth in Item 7A on page 55.

Given the nature of the Company's derivative instruments, the disclosure requirements in SFAS 133 paragraphs 45-47 are not applicable to the Company.

STAFF COMMENT:

10. You state you have structured the transfers of receivables to a special purpose entity as sales; however, we note your disclosure that you retain credit risk associated with the notes you receive from the special purpose entity in return. Please tell us why you do not consolidate the special-purpose entity related to your receivables purchase facility and address the criteria of paragraph 9 of SFAS 140 to demonstrate these transfers should be accounted for as sales. In your response, please explain the business purpose of these transfers and the benefit of holding notes receivable from the special purpose entity versus trade receivables if you are subject to the same credit risk.


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MANAGEMENT RESPONSE:

In accordance with SFAS 140, the Company does not consolidate the special purpose entity (SPE). Paragraph 35 of SFAS 140 identifies the following conditions of a qualifying SPE, all of which the Company has met:

     o It (the SPE) is demonstrably distinct from the transferor (Land O'Lakes). Paragraph 36 states that a qualifying SPE is demonstrably distinct from the transferor only if 1) the SPE cannot be unilaterally dissolved by the Company, its affiliates, or agents, and 2) at least 10% of the fair value of the SPE's beneficial interests is held by parties other than the Company, its affiliates, or agents. Condition 1 is met because dissolution of the SPE requires unanimous vote of the board members, of which at least one member must be an independent party from the Company. Condition 2 is met because the rights to receive cash collected by the SPE are first granted to CoBank as part of the collateral pledged on borrowings.

Furthermore, the SPE's legal structure (as described in the Purchase and Sale Agreement) upon formation conforms to the following requirements of SFAS 140 paragraph 35:

     o Its permitted activities (1) are significantly limited, (2) were entirely specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds, and (3) may be significantly changed only with the approval of the holders of at least a majority of the beneficial interests held by entities other than the transferor;

     o It only holds (1) financial assets transferred to it that are passive in nature (ie., the SPE is not required to make decisions other than the decisions inherent in servicing), (2) servicing rights related to the financial assets that it holds, temporarily, (3) nonfinancial assets obtained in connection with the collection of financial assets that it holds, and (4) cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for the purpose;

     o It can only dispose of its noncash financial assets (that is, receivables) in automatic response to a condition such as (1) the occurrence of an event or circumstance that is specified by legal documents that established the SPE, (2) termination of the SPE or maturity of the beneficial interests in those financial assets on a fixed or determinable date that is specified at inception, as well as other conditions specified in paragraph 35(d).

As a result of meeting the requirements above, the SPE is considered a qualifying SPE. Paragraph 46 of SFAS 140 states that "a qualifying SPE shall not be consolidated in the financial statements of a transferor or its affiliates." Accordingly, the Company does not consolidate this SPE.

The structure of the securitization facility is that the Company's receivables are transferred to a wholly-owned, unconsolidated SPE. These transfers are accounted for as a sale of financial assets in accordance with paragraph 9 of SFAS 140, based on meeting all of the following conditions:


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     o    Paragraph 9(a) requires that the transferred assets must be "isolated from the transferor -- put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy." The Company received a True Sale Opinion from outside legal counsel upon the formation of the SPE that concluded the transfers would be viewed as sales in a court of law and are beyond the reach of the Company and its creditors.

     o Paragraph 9(b) requires that each transferee has "the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor." The SPE facility uses its pool of receivables as collateral for its borrowings through CoBank. This collateral is not guaranteed by the Company. The SPE has the right to pledge or exchange its receivables without constraints from the Company.

     o Paragraph 9(c) requires that the "transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call." No agreement exists that obligates the Company to repurchase the receivables sold nor obligates the SPE to re-sell the receivables to the Company.

As indicated on page 42 of Management's Discussion and Analysis of Financial Condition and Results of Operations in the section entitled "Off-Balance Sheet Arrangements," the business purpose of the receivables securitization facility is principally to reduce the Company's overall financing costs. The interest rate paid to CoBank under this facility is less than a comparable rate available under the Company's revolving credit facility.

A description of the Company's credit risk compared to the SPE's credit risk is as follows:

The receivables are sold by the Company to the SPE at a fair market discount, which reflects both the time value of money as well as the credit risk related to the receivables' obligors. The SPE then borrows from CoBank against the pool of receivables. The only cash the SPE receives is from either the CoBank borrowing or the collection of receivables. In general, the amount of receivables sold to the SPE from the Company is higher than the amount of SPE borrowings outstanding with CoBank. As a result, the SPE typically pays the Company for these receivables with a combination of cash and notes. As receivables are collected by the SPE, the proceeds may either be used to repay CoBank borrowings or to repay a portion of the note to the Company.

CoBank's lending to the SPE is secured by the receivables pool and is not guaranteed by the Company. CoBank is exposed to the credit default risk of the receivables' obligors, and has no recourse back to the Company in the event that the obligors default on their receivables obligations. As a result of this securitization, the Company is not subject to the same credit risk as the SPE. The Company's risk is limited to the extent the SPE fails to generate sufficient cash from its collections of receivables to repay its note due to the Company (after first paying CoBank for any outstanding borrowings). Therefore, the Company effectively retains some limited credit risk on its notes receivable with the SPE.


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STAFF COMMENT:

11. You state no amounts were outstanding under the receivables purchase facility as of December 31, 2004. However, you have recorded "Notes from sale of trade receivables" of $362,123 as of December 31, 2004 in
         Note 4 on page 79. Please tell us the nature of the $362,123 and explain why you state no amounts are outstanding under the facility.

MANAGEMENT RESPONSE:

Where the Company refers to amounts outstanding under this facility, it is referring to amounts owed by the SPE to CoBank. The securitization is often used as a source of liquidity for the Company. In periods where the Company has excess cash, the cash collected by the SPE from its receivables is used to repay the amounts the SPE owes CoBank under the securitization facility instead of transferring the funds collected to the Company to repay amounts outstanding on the note. As of December 31, 2004, the SPE had no amounts currently borrowed from CoBank under the securitization facility. However, there was a note receivable to the Company from the SPE in the amount of $362,123 related to prior sales of receivables. This amount is collected by the Company from the SPE as the SPE collects the receivables, as discussed in management's response to Comment 10.

STAFF COMMENT:

12. Please revise your disclosures, as necessary, to ensure all information required by SFAS 140, paragraph 17(f) is presented.

MANAGEMENT RESPONSE:

Required SFAS 140 paragraph 17(f) disclosures are as follows:

     o Paragraph 17(f)(1) requires disclosure of accounting policies for initially measuring the retained interests, if any, including the methodology used in determining their fair value. The Company has no retained interests in the securitized financial assets.

     o Paragraph 17(f)(2) requires disclosures for characteristics of the securitization facility (including continuing involvement with the transferred assets, such as servicing, recourse and restrictions on retained interests) and the gain or loss from sale of financial assets in securitization. The Company has no continuing involvement with the transferred assets, except for limited credit risk related to the repayment of the note from the SPE. Disclosure is provided on page 42 of Management's Discussion and Analysis of Financial Condition and Results of Operations in the section entitled "Off-Balance Sheet Arrangements" as follows: "Land O'Lakes and other receivables sellers are subject to credit risk related to the repayment of the QSPE notes, which in turn is dependent upon the ultimate collection on the QSPE's receivables pool. Accordingly, we have retained reserves for estimated losses." The Company will expand its disclosure in its Notes to the Consolidated Financial Statements in future Form 10-K filings to include information consistent with that disclosed on page 42.

     o Paragraph 17(f)(3) requires disclosure of key assumptions used in measuring the fair value of retained interests at the time of securitization. The Company has no retained interests in the securitized financial assets.


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     o    Paragraph 17(f)(4) requires cash flows between the SPE and the transferor be disclosed. Note 5 of the Notes to Consolidated Financial Statements on page 79 of the Form 10-K discloses the total accounts receivable sold to the SPE of $5,839.2 million and $2,593.0 million in 2004 and 2003, respectively. Note 4 on page 79 also includes disclosure of the note receivable balances from the sale of trade receivables to the SPE in the amounts of $362.1 million and $181.3 million for 2004 and 2003, respectively. The Company believes that its disclosures in Notes 4 and 5 on page 79 of the Notes to Consolidated Financial Statements address the requirements of SFAS 140 paragraph 17(f)(4).

STAFF COMMENT:

13. Please tell us why you amortized goodwill associated with your investments in joint ventures and cooperatives. In your response, cite specific accounting literature that you considered. Refer to paragraph 59 of SFAS 142 for additional guidance.

MANAGEMENT RESPONSE:

The amortization of goodwill related to investments in cooperatives is discussed as follows:

     o SFAS 142 paragraph 48c states that "this Statement shall not be applied to previously recognized goodwill... acquired in a combination between two or more mutual enterprises..." A mutual enterprise is defined in Appendix F to SFAS 142 as "an entity other than an investor-owned entity that provides dividends, lower costs, or other economic benefits directly and proportionately to its owners, members, or participants. Farm cooperatives are examples of mutual enterprises." Because the Company and certain of its investees are farm cooperatives, and hence mutual enterprises, SFAS 142 is not applicable. Accordingly, the Company continues to amortize goodwill associated with those investments.

The amortization of goodwill related to investments in joint ventures is discussed as follows:

     o SFAS 141 paragraph 9 states that "the formation of a joint venture is not a business combination." SFAS 142 paragraph 4 states the "provisions of this Statement apply to goodwill that an entity recognizes in accordance with Statement 141." Accordingly, SFAS 142 does not apply to joint ventures and the Company continues to amortize goodwill associated with joint ventures.

     o The goodwill reported in the Agronomy segment arose primarily upon the formation of a joint venture in which the Company contributed assets with a book value in excess of the underlying equity it received for the net assets in the investee. The SEC staff indicated at the 2001 SEC Conference that positive basis differences that result from the contribution of property to a joint venture should not be treated as equity-method goodwill, and accordingly should continue to be amortized. Therefore, the Company believes that paragraph 59 of SFAS 142 does not apply and the Company continues to amortize such goodwill.


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STAFF COMMENT:

14. Please tell us why goodwill decreased by $37.1 million due to the purchase of the minority interest of Land O'Lakes Farmland Feed LLC. In your response, cite specific accounting literature to support why you recorded a decrease of goodwill.

MANAGEMENT RESPONSE:

As disclosed in Note 11 of the Notes to Consolidated Financial Statements on page 82 of the Company's Form 10-K, in June of 2004 the Company completed the purchase of the remaining 8% minority interest held in Land O'Lakes Farmland Feed LLC from a third party. In accordance with SFAS 141 paragraphs 14, A5 and A6, the Company accounted for this business combination transaction using the purchase method. Paragraph 10 of ARB 51 states that two or more purchases of an entity made over a period of time "should generally be determined on a step-by-step basis." The Company's 92% ownership position was acquired through 2 transactions, the first in 1999 (69% ownership) and the second in 2001 (up to 92% ownership) which resulted in the recognition of goodwill of $137.5 million. The book value of the 8% minority interest acquired in 2004 exceeded the purchase price, creating negative goodwill. SFAS 141 paragraph 44 requires this negative goodwill to be allocated as a reduction of amounts assigned to acquired long-lived assets. After considering the fair value of other long-lived assets, the Company allocated the negative goodwill to goodwill in the consolidated balance sheet.

STAFF COMMENT:

15. Please disclose why goodwill in the Seed segment decreased from $12,405 thousand at December 31, 2003, to $10,465 thousand at December 31, 2004.

MANAGEMENT RESPONSE:

Goodwill in the Seed segment decreased by approximately $1.9 million from $12,405 thousand at December 31, 2003, to $10,465 thousand at December 31, 2004, due to the recognition of an impairment charge related to goodwill in the Seed segment, and a later further reduction upon the sale of a Seed subsidiary. Note 17 of Notes to Consolidated Financial Statements on page 89 of the Company's Form 10-K discloses a $1.5 million goodwill impairment charge recognized in 2004 in anticipation of the sale of a Seed subsidiary. Note 20 of Notes to Consolidated Financial Statements on page 90 of the Company's Form 10-K discloses that the Company also recorded a $0.4 million reduction in the carrying value of goodwill related to the Seed subsidiary upon the completion of the sale. This Seed subsidiary, which was acquired in 1999, operated as a stand-alone business and was never integrated into the Seed segment business. Paragraph 39 of SFAS 142 allows the $1.9 million of acquired goodwill to be included in the carrying amount of the disposal since the Seed subsidiary was never integrated into the Seed reporting unit after its acquisition.

Given that the Company has disclosed the components of the changes in Seed goodwill in Notes 17 and 20 of Notes to Consolidated Financial Statements, the Company does not believe that it is necessary to repeat these disclosures in
Note 9.



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STAFF COMMENT:

16. Please tell us why net operating loss carryforwards increased from $15,641 thousand at December 31, 2003, to $32,178 thousand at December 31, 2004. Additionally, disclose when your net operating loss carryforwards expire. Please refer to paragraph 48 of SFAS 109 for further reference.

MANAGEMENT RESPONSE:

The increase in the net operating loss carryforward from December 31, 2003 to December 31, 2004 was the result of: 1) 2004 net losses incurred in the Company's taxable businesses including its swine operations, MoArk LLC, and CPI LLC; and 2) an increase in the amount of deductible book-to-tax temporary differences included in the Company's consolidated tax return for 2004.

Paragraph 48 of SFAS 109 requires disclosure of the amount and expiration dates of operating loss carryforwards. The Company's net operating loss carryforwards total $84,123 thousand. The tax benefit for these net operating loss carryforwards is $32,178 thousand and will expire (if not used) primarily in fiscal years 2022 (55% of the total) and 2024 (41% of the total). The Company will revise its disclosure in future Form 10-K filings to include the amount and expiration dates of operating loss carryforwards for tax purposes, as required by SFAS 109 paragraph 48.


In connection with our responses to the SEC's comments above, we acknowledge that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Company is a voluntary filer, the Company intends to voluntarily file periodic reports in the future pursuant to the requirements to do so under the Company's indentures for its senior notes.

We hope that this letter responds adequately to the Staff's questions. If you have any further comments or questions, please contact me at (651) 481-2710. Thank you for your time and consideration.


Sincerely,




/s/ Daniel Knutson
Senior Vice President and Chief Financial Officer

Cc:      Mr. Ryan Milne
         Ms. Shannon Buskirk



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